Company Contact:
N. Paul Brost Chief Financial Officer
Command Security Corporation
703-464-4735

COMMAND SECURITY CORPORATION REPORTS FINANCIAL

RESULTS FOR THREE MONTHS AND FISCAL YEAR ENDED MARCH 31, 2014

Herndon, VA***June 16, 2014***Command Security Corporation (NYSE MKT: MOC) today reported its financial results for its fourth fiscal quarter and fiscal year ended March 31, 2014.

Revenues for the fiscal year ending March 31, 2014, were $156,710,517, compared with revenues of $150,218,967 for the fiscal year ended March 31, 2013, an increase of 4.3%. Operating income for the fiscal year ended March 31, 2014, was $2,621,806, or 1.7% of revenue, compared with operating income of $1,669,153, or 1.1% of revenue, in the prior fiscal year. Net income for the fiscal year ended March 31, 2014 was $1,109,746, or $0.12 per basic and diluted share, compared with $496,320, or $0.05 per basic and diluted share, in the same period of the prior fiscal year.

Revenues for the three months ended March 31, 2014, were $38,162,493, compared with revenues of $37,482,094 in the same period of the prior fiscal year, an increase of 1.8%. Operating loss for the three months ended March 31, 2014 was $35,923 compared with an operating loss of $281,867 in the same period of the prior fiscal year. Net loss for the three months ended March 31, 2014, was $137,428 or $0.01 loss per basic and diluted share, compared with a net loss of $417,874 or $0.05 loss per basic share and $0.04 loss per diluted share in the same period of the prior fiscal year.

The increase in revenues for the fiscal year ended March 31, 2014, compared with the prior fiscal year was due primarily to the expansion of services provided under a contract with a major transportation company, the addition of new revenues from New York based medical care facilities, expansion of aviation services with existing customers related to temporary construction related security services at both LaGuardia and Los Angeles LAX airports, partially offset by a net decrease in aviation related services with several domestic and international airlines operating primarily at Dallas Ft. Worth DFW, New York’s LaGuardia and JFK airports, and Los Angeles LAX airport.

The increase in operating income for the year ended March 31, 2014, compared with the prior fiscal year was driven by the increase in revenues and a decrease in general and administrative expenses. The decrease in general and administrative expenses was due mainly to the absence of approximately $1.9 million of relocation and restructuring costs incurred in the prior year in connection with the relocation of the Company’s headquarters to Herndon, VA partly offset by increased legal defense costs incurred in connection with legal matters related to on-going suits filed against the Company by the Service Employees International Union (SEIU) and Service Employees Health and Welfare Trust Fund, other legal costs incurred in connection with employment related claims settlements, increased consulting and professional fees incurred in connection with the Company’s recently announced investment in Ocean Protection Services and increased information systems related costs incurred as part of our initiatives to improve and streamline systems.

Craig P. Coy, Chief Executive Officer of Command Security, said, "This has been a very busy year of transition.  Our new corporate team worked diligently on several streamlining efforts, such as revamping and upgrading our enterprise system to improve our operational tasks and increase visibility into our performance.  Operationally, we have consolidated and realigned the organization to focus on our general security and our aviation markets.  We’ve overhauled our website and our marketing material to improve our ‘go to market’ message.  Although we did not retain a large contract in the west, our strengthened sales team booked a total of approximately $44 million of new business and renewals of which approximately one-half is new business.”

Tom Kikis, Chairman of the Board, added, “Our investment in OPS is an important strategic step for the Company and allows us the opportunity to expand our service and product offerings into a new and emerging market that offers growth and the potential for margins in excess of what the company has historically achieved while also providing an entry into another important part of the security services industry.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value”, we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

CONDENSED STATEMENTS OF INCOME

(Audited)

	Three Months Ended March 31, (Unaudited)		Fiscal Year Ended March 31, (Audited)
	2014	2013	2014	2013
Revenues	$38,162,493	$37,482,094	$156,710,517	$150,218,967
Operating income (loss)	(35,923)	(281,867)	2,621,806	1,669,153
Other expense	76,506	40,007	217,060	131,833
Provision (benefit) for income taxes	25,000	96,000	1,295,000	1,041,000
Net income (loss)	(137,428)	(417,874)	1,109,746	496,320
New income (loss) per common share
Basic	(0.01)	(0.05)	0.12	0.05
Diluted	(0.01)	(0.04)	0.12	0.05
Weighted average number of common shares outstanding
Basic	9,370,035	9,029,665	9,226,693	9,459,591
Diluted	9,636,869	9,522,559	9,493,527	9,609,395

COMMAND SECURITY CORPORATION

CONDENSED BALANCE SHEETS

(Audited)

	March 31
Balance Sheet Highlights	2014	2013
Cash	$3,470,427	$8,504
Accounts receivable	25,328,451	28,460,654
Total current assets	33,508,938	32,401,930
Total assets	41,105,106	38,331,143
Short-term debt	10,511,360	8,482,331
Total current liabilities	21,675,984	20,768,032
Total liabilities	22,349,145	21,372,243
Stockholders' equity	18,755,961	16,958,900
Total liabilities and stockholders' equity	41,105,106	38,331,143